SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 10)*

ManTech International Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

564563 10 4

(CUSIP Number)

March 28, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 564563 10 4	13G/A	Page 2 of 5

1	Names of Reporting Persons George J. Pedersen
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 3,790,684
	6	Shared Voting Power 1,168
	7	Sole Dispositive Power 3,790,684
	8	Shared Dispositive Power 1,168

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,791,852
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 9.3%
12	Type of Reporting Person (See Instructions) IN

CUSIP No. 564563 10 4	13G/A	Page 3 of 5

Item 1 (a).	Name of Issuer:

ManTech International Corporation

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

2251 Corporate Park Drive, Suite 600

Herndon, VA 20171

Item 2 (a).	Names of Persons Filing:

George J. Pedersen

Item 2 (b).	Address of Principal Business Office or, if None, Residence:

2251 Corporate Park Drive, Suite 600

Herndon, VA 20171

Item 2 (c).	Citizenship:

United States

Item 2 (d).	Title of Class of Securities:

Class A Common Stock, par value $0.01 per share. The issuer’s Class B Common Stock, par value $0.01 per share, is convertible at the option of the holder into Class A common stock. The Class B common stock has the same rights and preferences as the Class A common stock, except that each share of the Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes and is freely convertible into one share of the Class A common stock.

Item 2 (e).	CUSIP Number:

564563 10 4

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

(a) through (c):

The information with respect to the reporting person’s beneficial ownership is incorporated by reference to items (5) to (9) and (11) of the cover page of this Schedule 13G amendment.

CUSIP No. 564563 10 4	13G/A	Page 4 of 5

Shares reported as beneficially owned by the reporting person include (1) 1,561,760 shares of Class B Common Stock held directly by the reporting person; (2) 2,195,157 shares of Class A Common Stock held directly by the reporting person; (3) 33,767 shares of Class B Common Stock held by the ManTech Special Assistance Fund, Inc., a fund over which the reporting person has voting and investment control and as to which the reporting person disclaims beneficial ownership; and (4) 1,168 shares of Class B Common Stock held by the reporting person’s wife, Marilyn A. Pedersen, and as to which the reporting person disclaims beneficial ownership. The Class B Common Stock reported on this form as beneficially owned by the reporting person constitutes 100% of the outstanding Class B Common Stock.

On March 28, 2022, the reporting person converted 11,580,000 shares of Class B Common Stock into 11,580,000 shares of Class A Common Stock.

On March 29, 2022, the reporting person sold (1) 2,773,389 shares of Class A common stock to The Pedersen GST 2022 Trust (the “GST”), of which the reporting person is the grantor, the reporting person’s daughter, Jennifer A. Warren, is the trustee and the reporting person’s children and their descendants are the beneficiaries, and (2) 6,611,454 shares of Class A common stock to The Pedersen Nonexempt 2022 Trust (the “PNT”), of which the reporting person is the grantor, Ms. Warren is the trustee and the reporting person’s children and their descendants are the beneficiaries. The shares were sold to the GST and PNT at a price of $79.3253 and $77.758 per share, respectively, which prices were determined based on the opinion of an independent valuation firm and reflect a discount to the market price given the large blocks of shares sold and other factors. The GST paid $22,000,000 in cash and executed a promissory note in the aggregate principal amount of $197,999,984 for the shares. The PNT paid $51,409,330 in cash and marketable securities, and executed a promissory note in the aggregate principal amount of $462,683,945 for the shares. The amounts reported herein are subject to adjustment based on further review by the valuation firm.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. 564563 10 4	13G/A	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2022

/s/ George J. Pedersen
George J. Pedersen